[UNIVERSAL FOG LETTERHEAD]

October 18, 2006

United States Securities and Exchange Commission
Attn: Mr. Brian K. Bhandari, Staff Accountant
Washington, D.C.20549
Mail Stop 3561

            RE:     Universal Fog, Inc.
                        Item 4.02 Form 8-K
                        Filed October 17, 2006
File No. 000-51060

Dear Mr. Bhandari:

            We are writing in response to your comment letter dated October 17, 2006 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

1. Please revise your filing to clarify who (e.g. Board of Directors) concluded that previously issued financial statements should not be relied upon in accordance with Item 4.02(a) of Form 8-K.

The filing has been revised to address the comment.

2. Please revise your filing to include the date of conclusion regarding the non-reliance on previously issued financial statements in accordance with Item 4.02(a)(1) of Form 8-K.

The filing has been revised to specify August 21, 2006 as the date of conclusion regarding the non-reliance.

3. Please revise your filing to identify the financial statements and years or periods which should no longer be relied upon (e.g. Form 10-KSB for the fiscal years ended December 31, 2005 and Forms 10-QSB for the periods ended …) in accordance with Item 4.02(a)(1) of Form 8-K.

The filing has been revised to identify the relevant financial statements.

4. Please revise your filing to include disclosures required by Item 4.02(a)(3) of Form 8-K.

The filing has been revised to include disclosure that Tom Bontems, the Company’s Chief Executive Officer, discussed the relevant matters with the Company’s auditors.

The Company hereby acknowledges that:

·        The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·        Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with  respect to the filing; and
·        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions regarding the revised filing or this letter should be directed to the Company’s counsel, David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

                                                                        Sincerely,

                                                                        Universal Fog, Inc.

                                                                        By:  /s/ Tom A. Bontems
                                                                                    Tom A. Bontems
                                                                                    Chairman and
Chief Executive Officer